October 15, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	ImmunoCellular Therapeutics, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 14, 2014
File No. 001-35560

Dear Mr. Riedler:

ImmunoCellular Therapeutics, Ltd. (the “Company”) is submitting this letter and the following information in response to a letter, dated October 1, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2013, filed on March 14, 2014. For the Staff’s convenience, we have incorporated and italicized the Staff’s comments into this response letter. Please note that the heading and number of the responses set forth below correspond to the heading and number of each of the comments contained in the Staff’s letter.

Intellectual Property, page 8

1.	We note your response and proposed disclosure in Exhibit B in response to our prior comment 2. Please expand your disclosure regarding your five patent applications for your dendritic cell-based vaccine and cancer stem cell vaccine product candidates to disclose the expected expiration dates if the U.S. and foreign patent applications are granted.

Response:

In response to the Staff’s comment, commencing with the Company’s annual report on Form 10-K for the fiscal year ending December 31, 2014, the Company will include enhanced disclosure under the heading “Intellectual Property” substantially similar to that set forth on Exhibit A attached hereto.

2.	Please expand your disclosure regarding the two issued patents for ICT- 121 to disclose the expiration dates of the patents. Also, please disclose the expected expiration dates of the corresponding international applications if the patent applications are granted.

23622 Calabasas Road, Ste. 300, Calabasas, CA 91302 — Tel: 818.264.2300 fax: 818.224.5287 www.imuc.com

U.S. Securities and Exchange Commission

October 15, 2014

Response:

In response to the Staff’s comment, commencing with the Company’s annual report on Form 10-K for the fiscal year ending December 31, 2014, the Company will include enhanced disclosure under the heading “Intellectual Property” substantially similar to that set forth on Exhibit A attached hereto.

In connection with the Company’s response to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments regarding the foregoing, please contact the undersigned at (818) 264-2300.

Sincerely,

/s/ Andrew Gengos

Andrew Gengos

President and Chief Executive Officer

Exhibit A

Intellectual Property

The Company owns or has rights to patents and patent applications that include claims that cover or could cover the manufacturing, use, and antigen composition of our DC vaccines. The U.S. Patent and Trademark Office (USPTO) recently issued two patents covering ICT-107 and certain other aspects of our cancer vaccine technology having expiration dates between 2024 and 2028. Our dendritic cell-based vaccine and cancer stem cell vaccine product candidates are also currently covered by five patent applications that have been filed in the United States and by patent applications that have been filed in certain foreign countries. If granted, the expected expiration dates for the U.S. patent applications range from 2027 to 2030, and the expected expiration date for non-U.S. patent applications is 2027, exclusive of possible patent term extensions or adjustments.

The USPTO issued patents covering ICT-107 and certain other aspects of our cancer vaccine technology which we first licensed from Cedars-Sinai in 2006. The corresponding international applications in the major countries in Europe and Asia are still pending and there can be no assurance that any patent will issue in any foreign jurisdiction or that the term of coverage, if issued, will result in protection for our product candidates. Moreover, the patents licensed from Cedars-Sinai and any patent that may issue to us in the future may be challenged, invalidated or circumvented by others.

The USPTO also issued two patents covering our cancer stem cell vaccine product candidate, ICT-121, which are expected to expire on dates ranging from 2030 to 2031, exclusive of possible patent term extensions or adjustments. The corresponding international applications in the major countries in Europe and Asia are still pending and there can be no assurance that any patent will issue in any foreign jurisdiction or that the term of coverage, if issued, will result in protection for our product candidates. If granted, the expected expiration date for these international patent applications is 2030, exclusive of possible patent term extensions or adjustments.

Dr. John Yu, a co-inventor of our cellular-based therapy technology who serves as our Chairman of the Board and Chief Scientific Officer, is employed by Cedars-Sinai, which may assert that future intellectual property generated by Dr. Yu belongs to that institution rather than to us, and we may be required to seek a license from Cedars-Sinai for any such rights.